FSB Community Bankshares, Inc.

2007 Annual Report

TABLE OF CONTENTS

FSB

Community Bankshares, Inc.

April 17, 2008

To Our Valued Shareholders:

On behalf of our Board of Directors, officers and employees, we are pleased to present the 2007 Annual Report of FSB Community Bankshares, Inc.

2007 may go down in history as one of the tougher years for the financial sector. Much of the recent negative press for financial institutions has focused on sub-prime mortgages and their related securities. I am very pleased to report that, consistent with our conservative underwriting and investment standards, we do not own any sub-prime mortgages or related securities.

The compression of the interest rate curve in 2007 created a very challenging environment for many financial institutions, including Fairport Savings Bank. On many fronts, however, 2007 was an exciting and very positive year for Fairport Savings Bank. In August we completed our initial public stock offering, selling 47.0% of our stock to the public, while retaining a majority 53.0% interest at our mutual holding company. We believe that our mutual holding company will ensure that we can continue to have the community-oriented approach to banking that Fairport Savings Bank has exemplified throughout its history. By selling a minority interest in the Bank, we were able to raise capital that will support the growth of our business in existing markets as well as exporting our products and outstanding customer service to other communities in the eastern portion of Monroe County. By allowing the community to own a piece of the Bank, we hope to strengthen the bonds that we have developed so faithfully.

One of the growth opportunities that our additional capital permits us to pursue is reflected in the introduction of our new branch banking office that we opened in Irondequoit in January 2007. The branch opening was very successful, and we continue to grow our business at a greater pace than we expected. We believe that Irondequoit is the right town for our third retail banking office.

The 2008 Annual Meeting of the Stockholders of FSB Community Bankshares, Inc. will be held at the Perinton Community Center located at 1350 Turk Hill Road, Fairport, New York on Wednesday, May 21, 2008 at 2:00 p.m.

We look forward to seeing you there. Thank you for your continued support.

Sincerely yours,

Dana C. Gavenda
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and other interest-earning assets (primarily cash equivalents), and the interest paid on our interest-bearing liabilities, consisting primarily of savings accounts, NOW accounts, money market accounts, time deposits and borrowings. Our results of operations also are affected by our provision for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of fees and services charges from deposit products, income from our financial services subsidiary and miscellaneous other income. Non-interest expense consists primarily of salaries and employee benefits, occupancy expense, equipment expense, data processing costs, electronic banking, mortgage fees and taxes, advertising, directors' fees, and other administrative expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities.

Our financial performance in 2007 resulted primarily from the compression of our net interest margin due to a relatively flat or inverted yield curve for most of the year, and the higher level of non-interest expenses reflecting the January 2007 opening of the Irondequoit Branch and additional non-interest expenses associated with the minority stock offering and ongoing expenses as a public company. Increased non-interest income relating to fees from our overdraft privilege program, and gain on sale of Freddie Mac ("FHLMC") stock was offset by decreased revenue from our financial services subsidiary. We were successful in increasing our one- to four-family mortgage and home equity loan portfolios, funded with deposit growth, in accordance with our strategic plan. We expect that the additional capital acquired from our minority stock offering will provide us an opportunity to grow the balance sheet to improve future financial performance.

Critical Accounting Policy

Critical accounting policies are defined as those that involve significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that the most critical accounting policy upon which our financial condition and results of operation depend, and which involve the most complex subjective decisions or assessments, is our policy with respect to our allowance for loan losses.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. The amount of the allowance is based on significant estimates, and the ultimate losses may vary from such estimates as more information becomes available or conditions change. The methodology for determining the allowance for loan losses is considered a critical accounting policy by management due to the high degree of judgment involved, the subjectivity of the assumptions used and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses.

As a substantial percentage of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property securing a loan and the related allowance determined. Management carefully reviews the assumptions supporting such appraisals to determine that the resulting values reasonably reflect amounts realizable on the related loans.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses. We consider a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates by management that may be susceptible to significant change based on changes in economic and real estate market conditions.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is generally established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio

Actual loan losses may be significantly more than the allowances we have established which could have a material negative effect on our financial results.

Our business has traditionally focused on originating one-to-four-family residential real estate mortgage loans and home equity lines of credit for retention in our portfolio, and offering retail deposit accounts insured by the Federal Deposit Insurance Corporation in our primary market area consisting of Monroe County and the surrounding upstate New York counties of Livingston, Ontario, Orleans and Wayne. During the last several years, the operating environment for financial institutions, and particularly those that focus on originating longer-term mortgage loans, has been challenging. With a relatively flat or inverted yield curve for most of 2007, the interest rate environment has caused compression of our net interest margin. Specifically, our average interest rate spread decreased to 1.81% for the year ended December 31, 2007 from 2.21% for the year ended December 31, 2006, and our average net interest margin decreased to 2.25% for the year ended December 31, 2007 from 2.57% for the year ended December 31, 2006. For the quarter ended December 31, 2007, our interest rate spread and net interest margin were 1.61% and 2.21%, respectively. The Federal Reserve Bank has lowered its target for Federal Funds Rate from 5.25% to 4.25% from September to December 31, 2007. Decreases in short term interest rates lower our costs on deposits and borrowings at a faster rate than our long-term loans and investments, generally providing positive future results in our profitability.

Our total loans receivable, net increased $3.2 million during 2007 to $124.3 million at December 31, 2007 from $121.1 million at December 31, 2006. In 2007 we originated $20.7 million in loans, primarily of one to four family residential mortgages. In 2007, in order to address the interest rate risk associated with the inversion of the yield curve and in order to improve our interest rate risk position, we sold $1.0 million of our 30-year fixed rate residential mortgage originations on a servicing-retained basis. As market conditions permit, we intend to continue to sell on a selective basis a portion of our fixed-rate residential mortgage loans.

Deposits increased $10.6 million to $119.2 million at December 31, 2007 from $108.6 million at December 31, 2006. In 2007, our Irondequoit branch deposits increased $12.6 million, our Penfield branch increased by $1.8 million, and our Fairport branch decreased by $3.8 million. The decrease in the Fairport branch deposits is attributable primarily to management's decision to pay slightly below-market certificate of deposit rates to non-checking account customers of the bank. In recent years, our customers have shown a preference for shorter-term, higher interest paying certificates of deposit. At December 31, 2007 we had $86.2 million of certificates of deposit, which represented 72.3% of our total deposits. In 2007 we continued to attract lower cost transaction deposits through our no fee checking account program, and in conjunction with the opening of our Irondequoit branch, we offered a promotional savings account and higher yielding certificate of deposit accounts in an effort to generate deposits at this new branch site.

During 2007 we had a net loss of $281,000 compared to net income of $233,000 in 2006. This represents a decrease of $514,000, or 220.6%. This decrease was attributable to reduced net interest income as a result of the relatively flat or inverted yield curve during 2007, and an increase in our non-interest expense with the Irondequoit branch and other expense with costs associated with operating as a public company, which was partially offset by an increase in non-interest income.

Business Strategy

Our business strategy is to operate as a well-capitalized community bank that is dedicated to providing exceptional personal service to our customers. We will continue to focus our efforts to be the primary provider of financial services to families and individuals in our market area.

On January 4, 2007 we opened a full service office in Irondequoit, New York. We intend to continue an overall effort to strengthen our branch presence throughout eastern Monroe County in areas we project can grow to profitability within a reasonable amount of time and contribute in our strategy of profitable growth.

Our business strategy is to grow and improve our profitability by:

- Operating as a community-oriented retail financial institution with branch expansion primarily in eastern Monroe County, New York;
- Continuing to manage our interest rate risk;
- Aggressively marketing our core deposits; increasing our share of lower-cost checking accounts, cross selling our deposit products, enhancing transaction convenience with wider ATM access at no cost to the customer;
- Continuing to emphasize the origination of residential real estate loans;
- Maintaining high asset quality; and
- Increasing non-interest revenues

These strategies will guide our investment of the net proceeds from our stock offering that closed on August 10, 2007. We intend to continue to pursue our business strategy, subject to changes necessitated by future market conditions and other factors. We also intend to focus on the following:

- ***Retail-Oriented Community Financial Institution.*** Fairport Savings Bank was established in Fairport, New York in 1888 and has been operating continuously since that time. We are committed to meeting the financial needs of the communities we serve and we are dedicated to providing personalized quality service to our customers. We believe that we can be more effective than many of our competitors in serving our customers because of the ability of our senior management to promptly and effectively respond to customer requests and inquiries. We intend to use the mutual holding company structure to maintain Fairport Savings Bank as a community-oriented, independent savings bank. During 2007 we opened our third branch location in Irondequoit and we will attempt to open one or two new branch offices in Monroe County in the next three years, depending on market conditions and as opportunities present themselves.

- ***Managing Our Interest Rate Risk.*** Our assets currently consist primarily of one-to-four family fixed-rate loans with terms of up to 30 years, while our liabilities consist of shorter-term deposits, primarily certificates of deposit which carry higher interest rates and are more sensitive to changes in interest rates than passbook or savings accounts. The composition of our interest-earning assets and interest-bearing liabilities increases the risk that we will be adversely affected by changes in interest rates and the relative spread between short-term and long-term interest rates. This risk is particularly acute when the yield curve is inverted, i.e., short-term interest rates, which are used to price deposits, are higher than longer-term interest rates, which are used to price loans. The prolonged inversion of the yield curve in 2007 resulted in a higher interest rate risk profile for Fairport Savings Bank than management felt was acceptable. We adopted strategies to improve our interest rate risk. These strategies included reducing our fixed-rate loan originations, investing a portion of funds received from loan payments and repayments in shorter-term, liquid investment securities and mortgage-backed securities, emphasizing the marketing of our passbook, savings and checking accounts and increasing the duration of our certificates of deposit, and longer duration Federal Home Loan Bank borrowings.

If the trend of lower interest rates by the Federal Reserve continues in 2008, we expect lower cost of funds on deposits and borrowings, which would positively affect our interest bearing liabilities as our certificates of deposit and borrowings mature and reprice at a lower cost to us. We have $63.8 million in certificate of deposit accounts (including individual retirement accounts) that are scheduled to mature during 2008. If we retain these deposits, they will most likely be at a lower cost to us than their current contractual rate.

- ***Emphasizing Residential Real Estate Lending.*** Historically, we have emphasized the origination of one-to-four family residential loans within Monroe County and the surrounding counties of Livingston, Ontario, Orleans and Wayne. As of December 31, 2007, 91.2% of our loan portfolio consisted of one-to-four family residential loans, and 99.8% of our loan portfolio consisted of loans secured by real estate. We intend to continue to emphasize originating loans secured by residential real estate

- ***Maintaining High Asset Quality.*** Our high asset quality is a result of conservative underwriting standards, the diligence of our loan collection personnel and the stability of the local economy. At December 31, 2007, our ratio of non-performing loans to total loans was 0.05%. At December 31, 2007, our ratio of allowance for loan losses to non-performing loans was 506.3% and our ratio of allowance for loan losses to total loans was 0.26%. Because 99.8% of our loans are secured by real estate, and our level of non-performing loans has been low in recent periods, we believe that our allowance for loan losses is adequate to absorb the probable losses inherent in our loan portfolio.

Comparison of Financial Condition at December 31, 2007 and 2006

	At December 31, 2007	At December 31, 2006
	(In thousands)	
Selected Financial Condition Data:		
Total assets	$ 167,630	$ 153,339
Cash and cash equivalents	9,444	2,698
Securities available for sale	244	604
Securities held to maturity	28,550	24,191
Loans, net	124,326	121,137
Deposits	119,158	108,580
Federal Home Loan Bank advances	25,581	28,024
Stockholders' equity	20,149	13,870

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

	For the Year Ended December 31, 2007	2006
	(In thousands)	
Selected Operating Data:		
Interest and dividend income	$ 8,815	$ 8,093
Interest expense	5,369	4,421
Net interest income	3,446	3,672
Provision for loan losses	—	—
Net interest income after provision for loan losses	3,446	3,672
Non-interest income	429	360
Non-interest expense	4,312	3,688
Income (loss) before income tax expense	(437)	344
Provision for income taxes	(156)	111
Net (loss) income	$ (281)	$ 233

	At or For the Year Ended December 31, 2007	2006
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Return on average assets	(0.18)%	0.16%
Return on average equity	(1.69)%	1.69%
Interest rate spread (1)	1.81%	2.21%
Net interest margin (2)	2.25%	2.57%
Efficiency ratio (3)	111.28%	91.5%
Non-interest income to average total assets	0.27%	0.24%
Non-interest expense to average total assets	2.71%	2.50%
Average interest-earning assets to average interest-bearing liabilities	112%	112%
Asset Quality Ratios:		
Non-performing assets as a percent of total assets	0.04%	0.11%
Non-performing loans as a percent of total loans	0.05%	0.14%
Allowance for loan losses as a percent of non-performing loans	506.35%	188.30%
Allowance for loan losses as a percent of total loans	0.26%	0.27%
Capital Ratios:		
Total risk-based capital (to risk-weighted assets)	22.23%	19.40%
Tier 1 leverage (core) capital (to adjusted tangible assets)	9.89%	8.88%
Tangible capital (to tangible assets)	9.89%	8.88%
Tier 1 risk-based capital (to risk-weighted assets)	21.81%	18.94%
Average equity to average total assets	10.45%	9.32%
Other Data:		
Number of full service offices	3	2

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

Comparison of Financial Condition at December 31, 2007 and 2006

Total Assets. Total assets increased $14.3 million, or 9.3%, to $167.6 million at December 31, 2007 from $153.3 million at December 31, 2006, reflecting increases in loans, and increased cash and cash equivalents and securities classified as held to maturity. Loans increased $3.2 million to $124.3 million at December 31, 2007, due to new loan originations. One- to four-family residential mortgage loans increased to $113.3 million at December 31, 2007 from $109.8 million at December 31, 2006.

Cash and cash equivalents increased to $9.4 million at December 31, 2007 from $2.7 million at December 31, 2006. Securities held to maturity increased $4.4 million to $28.6 million at December 31, 2007 from $24.2 million at December 31, 2006, primarily due to maturities of $19.0 million and $1.6 million of principal repayments on mortgage-backed securities, offset by purchases of $25.0 million. Premises and equipment, net increased $379,000, or 17.7%, to $2.5 million at December 31, 2007 from $2.1 million a year earlier due to construction of our new branch office located in Irondequoit, New York that opened for business in January 2007.

Deposits and Borrowings. Total deposits increased $10.6 million to $119.2 million at December 31, 2007 from $108.6 million at December 31, 2006. The increase in our deposits reflected a $8.2 million increase in our certificates of deposit (including our individual retirement accounts) to $86.2 million at December 31, 2007 from $78.0 million at December 31, 2006, reflecting the competitive rates offered for these types of deposit products. Additionally, borrowings from the Federal Home Loan Bank of New York decreased $2.4 million to $25.6 million at December 31, 2007 from $28.0 million at December 31, 2006 as borrowings were paid down with deposit growth in the Irondequoit branch. We continue to promote no fee checking accounts, with additional no service fee ATM access, in an attempt to increase our lower cost deposits.

Stockholders' Equity. Stockholders' equity increased $6.2 million to $20.1 million at December 31, 2007 from $13.9 million at December 31, 2006, resulting primarily from $7.4 million in net proceeds from our 2007 minority stock offering, offset partially by a net loss for the year ended December 31, 2007 of $281,000, a $237,000 unrealized loss on available for sale securities net of taxes and reclassification adjustment and $665,000 in ESOP share purchases, net of committed shares.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

General. We had a net loss of $281,000 for the year ended December 31, 2007. The net loss of $281,000 for 2007 is a decrease of $514,000 from net income of $233,000 for the year ended December 31, 2006. The decrease reflects a decrease in net interest income and an increase in non-interest expense, partially offset by higher non-interest income and lower income tax expense.

Interest and Dividend Income. Total interest and dividend income increased $722,000, or 8.9%, to $8.8 million for the year ended December 31, 2007 from $8.1 million for the year ended December 31, 2006. The increase resulted from a $10.4 million increase in average interest-earning assets and an 8 basis point increase in the overall yield on interest earning assets to 5.75% for 2007 from 5.67% for 2006.

Interest income on loans, including fees, increased $443,000, or 6.5%, to $7.2 million for 2007 from $6.8 million for 2006, reflecting an increase in the average balance of loans to $121.4 million from $115.6 million and a higher average yield. The average yield on loans increased to 5.96% for 2007 from 5.88% for 2006, reflecting increases in market interest rates. The average balance of federal funds sold increased by $3.1 million for the year, while the average yield increased to 5.00% for 2007 from 4.73% for 2006. The average balance of investment securities increased $1.7 million, or 8.8%, to $20.6 million from $18.9 million, while the average yield on investment securities increased to 5.16% from 5.10%. The average balance of mortgage-backed securities decreased $120,000, or 1.7%, to $6.8 million from $6.9 million, and the average yield on mortgage-backed securities increased to 4.27% from 3.87%.

Total Interest Expense. Total interest expense increased $948,000, or 21.4%, to $5.4 million for the year ended December 31, 2007 from $4.4 million for the year ended December 31, 2007. The increase in total interest expense resulted from a $8.8 million increase in the average balance of interest-bearing liabilities and a 48 basis point increase in the average cost of interest-bearing liabilities to 3.94% for 2007 from 3.46% for 2006, as a result of higher market interest rates paid on deposits.

Interest expense on certificates of deposit increased $629,000, or 25.5%, to $3.1 million for 2007 from $2.5 million for the prior year period. The increase resulted primarily from a 65 basis points increase to 4.51% in the weighted average rate we paid on certificates of deposit for 2007 from 3.86% for 2006. We increased rates on certificates of deposits in response to increases in market interest rates, primarily promotional certificates of deposits, in the Irondequoit branch. Additionally, the average balance of certificates of deposit increased to $68.7 million in 2007 from $64.0 million in 2006.

At December 31, 2007, we had $63.8 million of certificates of deposits, including individual retirement accounts, that are scheduled to mature during 2008. Due to decreasing market interest rates, we expect that the cost of these deposits will decrease; however with additional growth projected in deposits and borrowings, we expect our interest expense to increase in 2008.

Interest expense on Federal Home Loan Bank advances increased $36,000, or 3.6%, and was $1.0 million in 2007 and 2006. The slight increase in interest expense was caused by a $711,000 decrease in our average balance of Federal Home Loan Bank advances to $21.5 million for 2007 from $22.2 million for 2006, and increased cost on these funds from 4.55% to 4.87%. The additional deposits and borrowings were used to fund loan originations.

Net Interest Income. Net interest income decreased $226,000, or 6.2%, to $3.4 million for the year ended December 31, 2007 from $3.7 million for the year ended December 31, 2006. The decrease in net interest income was primarily attributable to a 40 basis point decrease in our interest rate spread to 1.81% for 2007 from 2.21% for 2006, and a decrease in our net interest margin of 32 basis points to 2.25% for 2007 from 2.57% for 2006. The decrease in our interest rate spread and net interest margin were consistent with the relatively flat or inverted U.S. Treasury yield curve. From September 2007 to December 31, 2007, the Federal Reserve Board decreased its target for the federal funds rate from 5.25% to 4.25%. While these short-term market interest rates (which we use as a guide to price our deposits) have decreased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not decreased to the same degree. If rates on our deposits and borrowings continue to reprice downwards faster than the rates on our long-term loans and investments, we would experience a reduction in our cost of funds that we expect would positively impact our interest rate spread and net interest margin, which would have a positive effect on our profitability.

Provision for Loan Losses. We establish a provision for loan losses, which is charged to operations, in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses inherent in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance.

Based on our evaluation of the above factors, we recorded no provision for loan losses for the years ended December 31, 2007 and 2006. The allowance for loan losses was $319,000, or 0.26% of total loans outstanding, at December 31, 2007 compared to $322,000, or 0.27% of total loans outstanding, at December 31, 2006.

Other Income. Other income increased by $69,000, or 19.2%, to $429,000 for 2007 from $360,000 for 2006. The increase was primarily attributable to an increase in service fee income and sale of FHLMC stock, partially offset by a decrease in fee income from Oakleaf Services Corporation, our subsidiary that offers non-deposit investment products such as annuities, insurance and mutual funds to our customers. Income from service fees increased by $34,000, or 45.3%, to $109,000 from $75,000. We had a realized gain on sale of securities of $81,000 and a gain on sale of foreclosed real estate of $8,000. Miscellaneous other income increased by $27,000, or 21.6%, to $152,000 in 2007 from $125,000 in 2006, partially offset by decreased fee income from Oakleaf Services Corporation of $81,000, or 50.6%, to $79,000 in 2007 from $160,000 in 2006.

Other Expense. Other expense increased $624,000, or 16.9%, to $4.3 million in 2007 from $3.7 million in 2006. Increases in salaries and employee benefits of $224,000, advertising of $86,000, occupancy of $ 159,000, and other of $165,000 were partially offset by a decrease in mortgage fees and taxes of $19,000. The increase non-interest expense in salaries and employee benefits, occupancy expense, equipment expense and advertising was primarily attributable to the January opening of the Irondequoit branch, and other non-interest expenses related to the conversion and ongoing operation as a public company. Additional costs associated with operating as a public company will increase in 2008, and will be reflected in our other expense as we become compliant with Sarbanes-Oxley requirements.

Income Taxes. Our income tax benefit was $156,000 for 2007, a decrease in income taxes of $267,000, or 240.5%, compared to a tax expense of $111,000 for 2006, due to a net loss in 2007. The effective tax rate was (35.7)% in 2007 compared to 32.2% in 2006.

Average balances and yields. The following table sets forth average balance sheets, average yields and costs, and certain other information at and for the years indicated. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

	At December 31, 2007	For the Years Ended December 31,					
		2007			2006		
	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
		(Dollars in thousands)					
Interest-earning assets:							
Loans	5.81%	$121,428	$ 7,240	5.96%	$115,601	$ 6,797	5.88%
Federal funds sold	4.30	4,437	222	5.00	1,375	65	4.73
Investment securities	5.18	20,566	1,062	5.16	18,897	963	5.10
Mortgage-backed securities	3.97	6,813	291	4.27	6,933	268	3.87
Total interest-earning assets	5.65	153,244	8,815	5.75	142,806	8,093	5.67
Noninterest-earning assets		5,770			4,928		
Total assets		$159,014			$147,734		
Interest-bearing liabilities:							
NOW accounts	0.88	$ 5,721	$ 37	0.65%	$ 3,826	$ 20	0.52%
Passbook savings	1.60	14,306	185	1.29	12,041	83	0.69
Money market savings	3.09	10,400	301	2.89	10,567	256	2.42
Individual retirement accounts	4.07	15,733	698	4.44	14,900	579	3.89
Certificates of deposit	4.87	68,672	3,100	4.51	64,028	2,471	3.86
Federal Home Loan Bank advances	4.83	21,522	1,048	4.87	22,233	1,012	4.55
Total interest-bearing liabilities	4.15	136,354	5,369	3.94	127,595	4,421	3.46
Noninterest-bearing liabilities:							
Demand deposits		3,214			3,887		
Other		2,833			2,488		
Total liabilities		142,401			133,970		
Stockholders' equity		16,613			13,764		
Total liabilities and stockholders' equity		$159,014			$147,734		
Net interest income			$ 3,446			$ 3,672	
Interest rate spread (1)				1.81%			2.21%
Net interest-earning assets (2)		$ 16,890			$ 15,211		
Net interest margin (3)			2.25%			2.57%	
Average interest-earning assets to average interest-bearing liabilities		112%			112%		

(1) Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	For the Years Ended December 31, 2007 vs. 2006		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest-earning assets:			
Loans	$ 349	$ 94	$ 443
Federal funds sold	154	3	157
Investment securities	86	13	99
Mortgage-backed securities	(5)	28	23
Total interest-earning assets	584	138	722
Interest-bearing liabilities:			
NOW accounts	11	6	17
Passbook savings	19	83	102
Money market savings	(4)	49	45
Individual retirement accounts	34	85	119
Certificates of deposit	189	440	629
Federal Home Loan Bank advances	(30)	66	36
Total interest-bearing liabilities	219	729	948
Net change in net interest income	$ 365	$ (591)	$ (226)

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and limit the exposure of our net interest income to changes in market interest rates. Accordingly, we have an asset/liability management committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

During 2007 as we sought to increase our assets, we originated a higher than usual number of one-to-four family fixed-rate loans with terms of up to 30 years. The increase in our assets was primarily funded through growth in shorter-term deposits, primarily certificates of deposit, including individual retirement accounts. The composition of our interest-earning assets and interest-bearing liabilities increases the risk that we will be adversely affected by changes in interest rates and the relative spread between short-term and long-term interest rates. This risk is particularly acute when the yield curve is inverted, i.e., short-term interest rates, which are used to price deposits, are higher than longer-term interest rates, which are used to price loans.

The relatively flat or inverted yield curve in 2007 resulted in a higher interest rate risk profile for Fairport Savings Bank than management feels is acceptable. We intend to manage our interest rate risk in order to control the exposure of our earnings and capital to changes in interest rates. As part of our ongoing asset-liability management, we are taking the following actions to manage our interest rate risk.

(i) investing in shorter to medium-term repricing and/or maturating securities whenever market allows;

(ii) marketing our passbook, savings and checking accounts and increasing the duration of our certificates of deposit;

(iii) selling a portion of our long-term, fixed-rate one-to-four family residential real estate mortgage loans; and

(iv) maintaining a strong capital position.

In 2007, we sold $1.0 million of our long-term, fixed-rate one-to-four family residential real estate mortgage loans to improve our interest rate risk position. We intend to continue to originate and, subject to market conditions, sell a portion of our long term fixed-rate one-to-four family residential real estate loans. As the Federal Reserve continues to aggressively reduce borrowing costs through decreases in the Federal Funds rate, as well as other measures, we will evaluate our strategy.

Additionally, shortening the average maturity of our interest-earning assets by increasing our investments in shorter-term loans, as well as loans with variable rates of interest, helps to better match the maturities and interest rates of our assets and liabilities, thereby reducing the exposure of our net interest income to changes in market interest rates. By following these strategies, we believe that we are better-positioned to react to changes in market interest rates.

Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value.

Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current relatively low level of market interest rates, an NPV calculation for an interest rate decrease of greater than 200 basis points has not been prepared. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below. The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

The table below sets forth, as of December 31, 2007, the Office of Thrift Supervision's calculation of the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
		(Dollars in thousands)			
+300	$ 11,298	$ (7,121)	(39)%	7.24%	(374)
+200	13,951	(4,468)	(24)	8.71	(227)
+100	16,696	(1,724)	(9)	10.16	(83)
—	18,420	—	—	10.98	—
-100	18,987	567	3	11.17	19
-200	18,620	201	1	10.87	(11)

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at December 31, 2007, in the event of a 200 basis point increase in interest rates, we would experience a 24% decrease in net portfolio value. In the event of a 100 basis point decrease in interest rates, we would experience a 3% increase in net portfolio value.

Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in net portfolio value. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Additionally, because the majority of our assets are long-term fixed-rate mortgage loans that do not reprice as quickly as our deposits, we would experience a significant decrease in our net interest income in the event of continued inversion of the yield curve. We expect that our net interest income will be positively affected as our certificates of deposit mature and reprice at a lower cost to us. We have $63.8 million in certificates of deposit accounts (including individual retirement accounts) that are scheduled to mature during 2008. If we retain these deposits it most likely will be at a lower cost to us than their current contractual rates.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, advances from the Federal Home Loan Bank of New York, maturities and principal repayments of securities, and recently, but to a lesser extent, loan sales. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Our asset/liability management committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a liquidity ratio of 4.0% or greater. For the year ended December 31, 2007, our liquidity ratio averaged 6.62%. We believe that we have enough sources of liquidity to satisfy our short and long-term liquidity needs as of December 31, 2007. We anticipate that we will maintain higher liquidity levels following the completion of the stock offering.

We regularly adjust our investments in liquid assets based upon our assessment of:

(i) expected loan demand;

(ii) expected deposit flows;

(iii) yields available on interest-earning deposits and securities; and

(iv) the objectives of our asset/liability management program.

Excess liquid assets are invested generally in interest-earning deposits, short and intermediate-term securities and federal funds sold.

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2007, cash and cash equivalents totaled $9.4 million.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

At December 31, 2007, we had $1.0 million in loan commitments outstanding. In addition to commitments to originate loans, we had $7.5 million in unused lines of credit to borrowers. Certificates of deposit, including individual retirement accounts comprised solely of certificates of deposits, due within one year of December 31, 2007 totaled $63.8 million, or 74.0% of our certificates of deposit and 53.5% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including loan sales, other deposit products, including certificates of deposit, and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2007. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activity is originating loans. During the year ended December 31, 2007, we originated $20.7 million of loans, and during the year ended December 31, 2006, we originated $26.4 million of loans. We purchased $25.0 million of securities held-to-maturity during the year ended December 31, 2007 as compared to $1.5 million of purchases of securities held-to-maturity during the year ended December 31, 2006.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. We experienced a net increase in total deposits of $10.6 million for the year ended December 31, 2007 compared to a net increase of $1.8 million for the year ended December 31, 2006. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of New York, which provides an additional source of funds. Federal Home Loan Bank advances decreased by $2.4 million to $25.6 million for the year ended December 31, 2007, compared to a net increase of $7.4 million during the year ended December 31, 2006. Federal Home Loan Bank advances have primarily been used to fund loan demand. At December 31, 2007, we had the ability to borrow approximately $95.9 million from the Federal Home Loan Bank of New York, of which $25.6 million had been advanced.

Fairport Savings Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2007, Fairport Savings Bank exceeded all regulatory capital requirements. Fairport Savings Bank is considered "well capitalized" under regulatory guidelines. See "Supervision and Regulation—Federal Banking Regulation—Capital Requirements" and Note 11 of the Notes to the Consolidated Financial Statements.

The net proceeds from our 2007 minority stock offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans. Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest-earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in the stock offering, our return on equity will be adversely affected following the stock offering.

Off-Balance Sheet Arrangements

In the ordinary course of business, Fairport Savings Bank is a party to credit-related financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit. We follow the same credit policies in making commitments as we do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by us, is based on our credit evaluation of the customer.

At December 31, 2007 and 2006, we had $1.0 million and $1.1 million, respectively, of commitments to grant loans, and $7.5 million and $7.9 million, respectively, of unfunded commitments under lines of credit.

For additional information, see Note 10 of the Notes to our Consolidated Financial Statements.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective as of January 1, 2008. We are evaluating the impact, if any, of the adoption of SFAS 159 on our consolidated financial statements.

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact our acquisitions after January 1, 2009.

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments." Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. We do not expect SAB 109 to have a material impact on our consolidated financial statements.

Impact of Inflation and Changing Prices

Our consolidated financial statements and related notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
FSB Community Bankshares, Inc.
Fairport, New York

We have audited the accompanying consolidated balance sheets of FSB Community Bankshares, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. FSB Community Bankshares, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSB Community Bankshares, Inc. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Syracuse, New York
March 26, 2008

Consolidated Balance Sheets

December 31, 2007 and 2006

	2007	2006
	(Dollars in Thousands, Except Per Share Data)	
Assets		
Cash and due from banks	$ 1,159	$ 1,718
Interest bearing demand deposits	8,285	980
Cash and Cash Equivalents	9,444	2,698
Securities available for sale	244	604
Securities held to maturity (fair value 2007 $28,597; 2006 $23,873)	28,550	24,191
Investment in FHLB stock	1,405	1,490
Loans, net of allowance for loan losses 2007 $319; 2006 $322	124,326	121,137
Accrued interest receivable	872	873
Premises and equipment, net	2,525	2,146
Other assets	264	200
Total Assets	$167,630	$153,339
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Non-interest-bearing	$ 3,169	$ 3,402
Interest bearing	115,989	105,178
Total Deposits	119,158	108,580
Short-term borrowings	-	4,200
Long-term borrowings	25,581	23,824
Advances from borrowers for taxes and insurance	1,898	1,828
Other liabilities	844	1,037
Total Liabilities	147,481	139,469
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, no par value; 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock; $0.10 par value; 10,000,000 shares authorized; shares issued and outstanding: 2007 – 1,785,000; 2006 – 100	179	-
Paid-in capital	7,293	10
Retained earnings	13,224	13,505
Accumulated other comprehensive income	118	355
Unearned ESOP shares – at cost	(665)	-
Total Stockholders' Equity	20,149	13,870
Total Liabilities and Stockholders' Equity	$167,630	$153,339

See notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 31, 2007 and 2006

	2007	2006
	(Dollars in Thousands, Except Per Share Data)	
Interest and Dividend Income		
Loans	$7,240	$6,797
Securities - taxable	1,062	963
Mortgage-backed securities	291	268
Other	222	65
Total Interest and Dividend Income	8,815	8,093
Interest Expense		
Deposits	4,321	3,409
Borrowings:		
Short-term	30	51
Long-term	1,018	961
Total Interest Expense	5,369	4,421
Net Interest Income	3,446	3,672
Other Income		
Service fees	109	75
Fee income	79	160
Realized gain on sale of securities	81	-
Realized gain on sale of foreclosed real estate	8	-
Other	152	125
Total Other Income	429	360
Other Expense		
Salaries and employee benefits	2,322	2,098
Occupancy	431	272
Data processing costs	83	87
Advertising	271	185
Equipment	337	305
Electronic banking	65	88
Directors fees	97	93
Mortgage fees and taxes	154	173
Other	552	387
Total Other Expenses	4,312	3,688
Income (Loss) before Income Taxes	(437)	344
Provision (Benefit) for Income Taxes	(156)	111
Net Income (Loss)	$ (281)	$ 233
Basic earnings (loss) per common share	$ (0.22)	$ 0.25

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2007 and 2006
(In Thousands)

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned ESOP Shares	Total
Balance - December 31, 2005	$ -	$ -	$10	$13,272	$336	$ -	$13,618
Comprehensive income:							
Net income	-	-	-	233	-	-	233
Change in unrealized gain on securities available for sale, net of reclassification adjustment and taxes	-	-	-	-	19	-	19
Total Comprehensive Income						-	252
Balance - December 31, 2006	-	-	10	13,505	355	-	13,870
Comprehensive loss:							
Net loss	-	-	-	(281)	-	-	(281)
Change in unrealized gain on securities available for sale, net of reclassification adjustment and taxes	-	-	-	-	(237)	-	(237)
Total Comprehensive Loss							(518)
Shares issued in public offering, net of offering costs of $905,000	-	179	7,283	-	-	-	7,462
Shares purchased by ESOP	-	-	-	-	-	(700)	(700)
ESOP shares committed to be released	-	-	-	-	-	35	35
Balance - December 31, 2007	$ -	$ 179	$ 7,293	$ 13,224	$ 118	$ (665)	$ 20,149

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
	(In Thousands)	
Cash Flows from Operating Activities		
Net income (loss)	$ (281)	$ 233
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Gain on sale of securities available for sale	(81)	-
Gain on sale of loans	(4)	(3)
Net gain on sale of foreclosed real estate	(8)	-
Amortization of premium on investments	36	51
Accretion of discount on investments	(3)	(4)
Amortization of net deferred loan origination costs	44	8
Depreciation and amortization	298	216
Stock-based compensation expense	35	-
Deferred income tax (benefit) expense	(6)	6
(Increase) decrease in accrued interest receivable	1	(136)
Increase in other assets	(48)	(65)
Increase (decrease) in other liabilities	(81)	562
Net Cash Provided (Used) by Operating Activities	(98)	868
Cash Flows from Investing Activities		
Proceeds from sales of securities available for sale	82	-
Purchases of securities held to maturity	(24,980)	(1,500)
Proceeds from maturities and calls of securities held to maturity	19,009	2,916
Proceeds from principal paydowns on securities held to maturity	1,579	-
Net increase in loans	(4,288)	(13,898)
Proceeds from sales of loans	1,018	1,182
Redemption (purchase) of Federal Home Loan Bank stock	85	(343)
Purchase of premises and equipment	(677)	(818)
Proceeds from sale of foreclosed real estate	49	225
Net Cash Used in Investing Activities	(8,123)	(12,236)
Cash Flows from Financing Activities		
Net increase in deposits	10,578	1,780
Net increase (decrease) in short-term borrowings	(4,200)	4,200
Proceeds from long-term borrowings	6,000	9,000
Repayments on long-term borrowings	(4,243)	(5,834)
Net increase in advances from borrowers for taxes and insurance	70	251
Net proceeds from common stock offering	7,462	-
Purchase of shares for employee stock ownership plan	(700)	-
Net Cash Provided by Financing Activities	14,967	9,397
Net Increase (Decrease) in Cash and Cash Equivalents	6,746	(1,971)
Cash and Cash Equivalents - Beginning	2,698	4,669
Cash and Cash Equivalents - Ending	$ 9,444	$ 2,698

See notes to consolidated financial statements.

Supplementary Cash Flows Information		
Interest paid	$ 5,357	$ 4,400
Income taxes paid	$ 9	$ 119
Supplementary Schedule of Noncash Investing and Financing Activities		
Transfer of loans to foreclosed real estate	$ 41	$ -

See notes to consolidated financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Organization and Nature of Operations

On December 17, 2003, the Bank's depositors approved a Plan of Reorganization (the "Plan") from a Federal Mutual Savings Bank to a Federal Mutual Holding Company. Under the Plan, effective January 14, 2005, FSB Community Bankshares, MHC (the "Mutual Company") was incorporated under the laws of the United States as a mutual holding company. Also under the Plan, FSB Community Bankshares, Inc. (the "Company") was incorporated and became a wholly-owned subsidiary of the Mutual Company. In addition, effective January 14, 2005, the Bank completed its reorganization whereby the Bank converted to a stock savings bank and became a wholly-owned subsidiary of the Company.

In August 2007, the Company completed its minority stock offering of 47% of the aggregate total voting stock of the Company pursuant to the laws of the United States of America and the rules and regulations of the Office of Thrift Supervision ("OTS"). In connection with the minority stock offering, 1,785,000 shares of common stock were issued, of which 838,950 shares were sold, including 69,972 issued to the Company's Employee Stock Ownership Plan (ESOP), at $10 per share raising net proceeds of $7.4 million. The stock was offered to the Bank's eligible depositors, the Bank's ESOP, and the public. Additionally, the Company issued 946,050 shares, or 53% of its common stock, to the Mutual Holding Company.

The Company provides a variety of financial services to individuals and corporate customers through its wholly-owned subsidiary, Fairport Savings Bank (the "Bank"). The Bank's operations are conducted in three branches located in Monroe County, New York. The Company and the Bank are subject to the regulations of certain regulatory authorities and undergo periodic examinations by those regulatory authorities.

The Bank also provides non-deposit investment services to its customers through its wholly-owned subsidiary, Oakleaf Services Corporation ("Oakleaf"). The results of operations of Oakleaf are not material to the consolidated financial statements

Basis of Consolidation

The Mutual Company, which engages in no significant business activity other than holding the stock of the Company, is not included in the accompanying consolidated financial statements. The consolidated financial statements include the accounts of the Company, the Bank and Oakleaf. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, balances due from banks, and interest-bearing demand deposits.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

Significant Group Concentrations of Credit Risk

Most of the Bank's activities are with customers located within Monroe, Livingston, Ontario, Orleans, and Wayne Counties, New York. Note 2 discusses the types of securities that the Bank invests in. The concentration of credit by type of loan is set forth in Note 3. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is primarily dependent upon the real estate and general economic conditions in those areas.

Securities

The Bank has classified as held to maturity, all debt securities which it has the positive intent and ability to hold until maturity. These securities are carried at amortized cost. All other debt and equity securities having readily determinable fair values are classified as available for sale and stated at fair value. Unrealized gains or losses related to securities available for sale are excluded from earnings and reported in other comprehensive income net of the related deferred income tax effect. The Bank has no securities classified as trading securities.

Amortization of premiums and accretion of discounts are calculated using the interest method and included in interest income.

Declines in fair value of securities held to maturity and available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings.

Federal Home Loan Bank of New York

Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

Mortgage Loans Held for Sale

Mortgage loans held for sale in the secondary market are carried at the lower of cost or estimated market value determined in the aggregate. Realized gains and losses on sales are computed using the specific identification method. There were no loans held for sale at December 31, 2007 and 2006.

The Bank retains the servicing on loans sold and receives a fee based on the principal balance outstanding. Servicing rights were not material at December 31, 2007 and 2006.

Loans serviced for others totaled $2,759,226 and $1,906,338 at December 31, 2007 and 2006, respectively.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and net deferred origination fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred in the loan portfolio. The allowance for loan losses is recorded through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is generally established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Premises and equipment are stated at cost. Depreciation and amortization is computed on the straight-line basis over the shorter of the estimated useful lives or lease terms of the related assets. Estimated useful lives are generally 20 to 50 years for premises and 3 to 10 years for furniture and equipment.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell.

Income Taxes

Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of the allowance for loan losses, premises and equipment, certain state tax credits, and deferred loan origination costs. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the Stockholders' equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	(In Thousands)	
Unrealized holding gain (loss) on available for sale securities	$ (278)	$ 29
Reclassification adjustment for realized gain included in net income	(81)	-
Net Unrealized Gain (Loss)	(359)	29
Tax effect	(122)	10
Net of Tax Amount	$ (237)	$ 19

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

Earnings Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. The common shares issued to FSB Community Bankshares, MHC of 946,050 are assumed to be outstanding for all periods presented, consistent with the provisions of SFAS No. 128, *Earnings per Share,* pertaining to changes in capital structure. The 838,950 shares issued to the public are included in the weighted average common shares outstanding calculation only from the date such shares were issued. The Company has not granted any restricted stock awards or stock options and, during the years ended December 31, 2007 and 2006, had no potentially dilutive common stock equivalents. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating basic earnings per common share until they are committed to be released. The basic average common shares outstanding were 1,249,428 and 946,050 for the years ended December 31, 2007 and December 31, 2006 respectively.

Reclassifications

Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. Such reclassifications had no impact on net income.

Recent Accounting Standards Issued

FAS 157

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on its consolidated financial position, results of operations and cash flows.

FSP 157-2

In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," that permits a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on its consolidated financial position and results of operations.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies (Continued)

FAS 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective as of January 1, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 159 on its consolidated financial statements.

FAS 141 (R)

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company's acquisitions after January 1, 2009.

SAB 109

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments." Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its financial statements.

Note 2 - Securities

The amortized cost and estimated fair value of securities with gross unrealized gains and losses at December 31, 2007 and 2006 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
December 31, 2007:				
Available for Sale:				
Equity securities	$ 65	$ 179	$ -	$ 244
Held to Maturity:				
U.S. Government obligations	$18,997	$ 37	$ (3)	$ 19,031
Mortgage-backed securities	9,553	32	(19)	9,566
	$28,550	$ 69	$ (22)	$ 28,597
December 31, 2006:				
Available for Sale:				
Equity securities	$ 67	$537	$ -	$ 604
Held to Maturity:				
U.S. Government obligations	$18,200	$ -	$(199)	$18,001
State and municipal securities	50	-	-	50
Mortgage-backed securities	5,941	6	(125)	5,822
	$24,191	$ 6	$(324)	$23,873

Mortgage-backed securities consist of securities issued by FNMA, FHLMC, and GNMA.

The amortized cost and estimated fair value by contractual maturity of debt securities at December 31, 2007 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Amortized Cost	Estimated Fair Value
	(In Thousands)	
Due in one year or less	$ 2,500	$ 2,500
Due after one year through five years	4,307	4,312
Due after five years through ten years	5,550	5,562
Due after ten years	6,640	6,657
Mortgage-backed securities	9,553	9,566
	$ 28,550	$ 28,597

Note 2 - Securities (Continued)

Gross gains of $81,000 and $-0- were realized on sales of securities available for sale in 2007 and 2006, respectively. There were no realized losses in 2007 or 2006.

No securities were pledged to secure public deposits or for any other purpose required or permitted by law at December 31, 2007 and 2006.

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)					
2007:						
U.S. Government obligations	$ 1,000	$ 2	$ 2,998	$ 1	$ 3,998	$ 3
Mortgaged-backed securities	1,466	6	740	13	2,206	19
	$ 2,466	$ 8	$ 3,738	$ 14	$ 6,204	$22
2006:						
U.S. Government obligations	$ 997	$ 3	$15,502	$196	$16,499	$199
Mortgaged-backed securities	131	1	4,976	124	5,107	125
	$ 1,128	$ 4	$20,478	$320	$21,606	$324

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007, three debt securities have been in a continuous unrealized loss position for less than twelve months. Six securities have been in a continuous unrealized loss position for more than twelve months. As management has the intent and ability to hold debt securities until maturity, no declines are deemed to be other than temporary.

Note 3 - Loans

Net loans at December 31, 2007 and 2006 consist of the following:

	2007	2006
	(In Thousands)	
Real estate loans:		
Secured by one to four family residences	$113,267	$109,786
Secured by five or more family residences	918	1,040
Construction	1,114	380
Commercial	2,123	2,745
Home equity lines of credit	6,622	6,929
Other	200	241
Total Loans	124,244	121,121
Net deferred loan origination costs	401	338
Allowance for loan losses	(319)	(322)
Net Loans	$124,326	$121,137

An analysis of activity in the allowance for loan losses for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)	
Balance at January 1	$322	$331
Provision for loan losses	-	-
Loans charged-off	(3)	(9)
Balance at December 31	$319	$322

At December 31, 2007 and 2006, there were no loans considered to be impaired as defined in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended.

At December 31, 2007 and 2006, the Bank had nonaccrual loans of $63,000 and $171,000, respectively. There were no loans that were past due 90 days or more and still accruing interest at December 31, 2007 and 2006.

Note 4 - Premises and Equipment

Premises and equipment at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
	(In Thousands)	
Premises	$2,761	$1,710
Furniture, fixtures and equipment	1,587	1,357
Construction in progress	-	604
	4,348	3,671
Accumulated depreciation and amortization	(1,823)	(1,525)
	$2,525	$2,146

Construction in progress at December 31, 2006 represents costs incurred in connection with a new branch facility that opened in Irondequoit, New York in January 2007.

At December 31, 2007, the Company was obligated under noncancelable operating leases for an existing branch in Penfield, New York and the new branch in Irondequoit. Future minimum rental payments under these leases for the next five years are as follows:

	Penfield	Irondequoit	Total
		(In Thousands)	
2008	$ 72	$ 55	$127
2009	72	55	127
2010	72	55	127
2011	72	55	127
2012	72	63	135
	$360	$283	$643

Rent expense under the Penfield and Irondequoit leases totaled $114,000 and $70,000 during 2007 and 2006, respectively.

Note 5 - Deposits

The components of deposits at December 31, 2007 and 2006 consist of the following:

	2007	2006
	(In Thousands)	
Non-interest bearing	$ 3,169	$ 3,402
NOW accounts	5,513	4,974
Regular savings and demand clubs	13,605	11,889
Money market	10,665	10,271
Individual retirement accounts	16,157	15,115
Certificates of deposit	70,049	62,929
	$119,158	$108,580

As of December 31, 2007, individual retirement accounts and certificates of deposit have scheduled maturities as follows (in thousands):

2008	$63,789
2009	9,865
2010	5,456
2011	3,361
2012	3,735
	$86,206

The aggregate amount of time deposits, each with a minimum denomination of $100,000 was $19,424,000 and $14,343,000 at December 31, 2007 and 2006, respectively. Generally, deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

Interest expense on deposits for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)	
NOW accounts	$ 37	$ 20
Regular savings and demand clubs	185	83
Money market	301	256
Individual retirement accounts	698	579
Certificates of deposit	3,100	2,471
	$ 4,321	$3,409

Note 6 - Short-Term and Long-Term Borrowings

Short term and long term borrowings consist of advances from the Federal Home Loan Bank of New York (FHLB).

The Bank has an overnight line of credit and a one-month overnight repricing line of credit with the FHLB. Each line has a maximum borrowing limit of $12,744,000 at December 31, 2007. At December 31, 2007, the overnight line bears interest at the federal funds rate plus 11 basis points and the one-month overnight repricing line bears interest at the federal funds rate plus 6 basis points. The lines expire on July 31, 2008 and are secured by one to four family residential mortgages. Short term borrowings on the overnight line totaled $4,200,000 at December 31, 2006 with an interest rate of 5.33%. There were no borrowings on the lines at December 31, 2007.

Long term borrowings with the FHLB at December 31, 2007 and 2006 are as follows:

Advance Date	Maturity Date	Current Rate	2007	2006
			(In Thousands)	
04/08/04	04/09/07	2.86 %	-	$ 500
04/08/04	04/08/08	3.34 %	1,500	1,500
11/18/04	11/18/08	3.87 %	1,000	1,000
11/29/04	12/01/08	4.10 %	1,000	1,000
11/29/04	11/30/09	3.94 %	424	624
03/22/05	03/23/09	4.60 %	750	750
03/22/05	03/22/10	4.73 %	750	750
05/13/05	05/14/07	4.14 %	-	1,000
08/18/05	08/18/10	4.70 %	1,000	1,000
09/06/05	09/06/11	4.53 %	1,000	1,000
09/14/05	09/14/15	4.75 %	895	945
11/01/05	11/02/09	5.05 %	1,000	1,000
11/01/05	11/01/10	4.95 %	629	819
11/16/05	11/18/13	5.19 %	1,000	1,000
11/16/05	11/16/12	5.18 %	1,000	1,000
11/16/05	11/16/10	5.11 %	1,000	1,000
06/05/06	06/06/16	5.63 %	1,000	1,000
06/05/06	06/05/14	5.60 %	1,000	1,000
08/17/06	08/19/13	5.45 %	1,000	1,000
08/17/06	08/17/15	5.50 %	1,000	1,000
08/24/06	08/24/11	5.39 %	775	956
09/08/06	09/09/13	5.32 %	858	980
11/28/06	11/28/11	5.00 %	1,000	1,000
12/20/06	01/22/07	5.37 %	-	2,000
10/25/07	10/25/10	4.52 %	1,000	-
11/27/07	11/27/09	4.04 %	1,000	-
11/27/07	11/27/12	4.46 %	1,000	-
12/12/07	12/14/09	4.09 %	1,000	-
12/12/07	12/12/11	4.36 %	1,000	-
12/28/07	12/28/10	4.09 %	1,000	-
			$25,581	$23,824

Note 6 - Short-Term and Long-Term Borrowings (Continued)

Long term borrowings are secured by residential mortgages and the Bank's investment in FHLB stock. As of December 31, 2007, $95,966,000 was available for long term borrowings of which $25,581,000 was outstanding.

The maturities of long term borrowings are as follows at December 31, 2007 (amounts in thousands):

2008	$ 3,500
2009	4,174
2010	5,379
2011	3,775
2012	2,000
Thereafter	6,753
	$ 25,581

Note 7 - Income Taxes

The provision (benefit) for income taxes for 2007 and 2006 consists of the following:

	2007	2006
	(In Thousands)	
Current		
Federal	$(152)	$104
State	2	1
Deferred	(6)	6
	$(156)	$111

Items that give rise to differences between income tax expense included in the consolidated statements of income and statutory income tax at a rate of 34% were not material in 2007 or 2006.

The Company's effective tax rate was (35.7%) and 32.3% in 2007 and 2006, respectively.

Note 7 - Income Taxes (Continued)

Deferred income tax assets and liabilities resulting from temporary differences are summarized as follows and are included in other liabilities in the accompanying consolidated balance sheets at December 31, 2007 and 2006:

	2007	2006
	(In Thousands)	
Deferred tax assets:		
Deferred loan origination fees	$ 27	$ 36
Reserve for uncollectible interest	-	1
Pension expense	7	6
Allowance for loan losses - Federal	16	15
Accrued bonuses	10	9
Charitable contributions	13	-
State tax credits	263	229
Other	2	4
	338	300
Valuation allowance	(279)	(229)
Total deferred tax assets, net of valuation allowance	59	71
Deferred tax liabilities:		
Depreciation	(22)	(32)
Unrealized gain on securities available for sale	(61)	(183)
Total deferred tax liabilities	(83)	(215)
Net deferred tax liability	$(24)	$(144)

The Bank has recorded a valuation allowance for mortgage recording tax credits since anticipated levels of state taxable income makes it more likely than not that the credits will not be used.

As a thrift institution, the Bank is subject to special provisions in the Federal and New York State income tax laws regarding its allowable income tax bad debt deductions and related tax basis bad debt reserves. These reserves consist of defined base-year amounts for Federal and New York State purposes. In accordance with SFAS 109 "Accounting for Income Taxes" (SFAS 109), deferred income tax liabilities are to be recognized with respect to any base-year reserves which are to become taxable (or "recaptured") in the foreseeable future.

Under current income tax laws, the Federal base-year reserve would be subject to recapture if the Bank pays a cash dividend in excess of earnings and profits or liquidates. The New York State base-year reserves would be subject to recapture if the Bank failed to meet certain definitional tests, including maintaining a thrift charter. The Bank does not expect to take any actions in the foreseeable future that would require the recapture of any Federal or New York State reserves.

In accordance with SFAS 109, deferred tax liabilities have not been recognized with respect to the Federal base-year reserve of $1,518,000 and the New York State base-year reserve of $5,414,000 and $5,030,000 at

Note 7 - Income Taxes (Continued)

December 31, 2007 and December 31, 2006 respectively since the Bank does not expect that these amounts will become taxable in the foreseeable future. The unrecognized deferred tax liability with respect to the Federal base-year reserve was $516,000 at December 31, 2007 and at December 31, 2006. The unrecognized deferred tax liability with respect to the New York State base-year reserve, net of Federal income tax benefits, was $254,000 and $249,000 at December 31, 2007 and December 31, 2006 respectively.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation requires an entity to analyze each tax position taken in its tax returns and determine the likelihood that the position will be realized. Only tax positions that are "more-likely-than-not" to be realized can be recognized in an entity's financial statements. For tax positions that do not meet this recognition threshold, an entity will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized on the financial statements. The Company adopted this Interpretation on January 1, 2007. The Company does not have any unrecognized tax benefits at December 31, 2007 or for the year ended December 31, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated results of operations and financial position. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statement of Operations. The Company's Federal and New York tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute. As of December 31, 2007 there has been no material change in any uncertain tax position.

No recognized tax benefits are expected to arise within the next twelve months.

Note 8 - Employee Benefit Plans

The Bank has a 401(k) plan for all eligible employees. Employees are eligible for participation in the 401(k) Plan after six months of service and attaining age 21. The 401(k) Plan allows employees to contribute 1% to 100% of their annual salary subject to statutory limitations. Matching contributions made by the Bank are 100% of the first 3% of compensation that an employee contributes to the 401(k) Plan. In addition, the Bank may make a discretionary contribution of up to 10% of each eligible employee's annual base compensation including the ESOP. Matching contributions to the 401(k) Plan amounted to $43,000 and $35,000 for the years ended December 31, 2007 and 2006, respectively. Discretionary contributions to the 401(k) Plan were $134,000 and $145,000 for the years ended December 31, 2007 and 2006, respectively.

The Bank sponsors an Employee Stock Ownership Plan (ESOP) for eligible employees who have attained age 21 and completed one year of employment. The cost of unallocated ESOP shares is presented in the 2007 consolidated balance sheet as a reduction of stockholders' equity. Allocations to individual accounts are based on participant compensation and years of service. As shares are committed to be released to participants, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in-capital. Dividends on allocated shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt and accrued interest. In connection with establishing the ESOP in 2007, the ESOP borrowed $700,000 from the Company to purchase 69,972 common shares of the Company's stock. The loan is being repaid in twenty equal annual installments through 2026. The loan bears interest at 8.25%. Shares are released to participants proportionately as the loan is repaid and totaled 3,498 shares for the year ended December 31, 2007. Total expense for the ESOP during 2007 was $35,000. At December 31, 2007 the Company had 66,474 unearned ESOP shares having an aggregate market value of $545,087.

The Bank has a supplemental executive retirement plan (SERP) for one of its executives. In 2007 and 2006, the expense under the SERP totaled $31,000 and $19,000 respectively.

Note 9 - Related Party Transactions

Certain employees, executive officers and directors are engaged in transactions with the Bank in the ordinary course of business. It is the Bank's policy that all related party transactions are conducted at "arms length" and all loans and commitments included in such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers.

As of December 31, 2007 and 2006, loans outstanding with related parties were $766,000 and $803,000, respectively. During 2007, loan advances and repayments totaled $42,000 and $79,000, respectively.

Note 10 - Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and is represented by the contractual notional amount of those instruments summarized as follows at December 31, 2007 and 2006:

	2007	2006
	(In Thousands)	
Commitments to extend credit:		
Commitments to grant loans	$ 998	$1,064
Unfunded commitments under lines of credit	7,511	7,876
	$8,509	$8,940

Commitments to grant loans at fixed rates at December 31, 2007 totaled $998,000 and had interest rates that ranged from 5.875% to 6.625%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Note 11 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 and tangible capital (as defined) to adjusted total assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 2007 the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1

Note 11 - Regulatory Matters (Continued)

leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's status as well capitalized.

As of December 31, 2007 the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's status as well capitalized.

The Bank's actual capital amounts (in thousands) and ratios are presented in the table below.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2007:						
Total risk-based capital (to risk-weighted assets)	**$16,533**	**22.23 %**	**$≥5,948**	**≥8.0 %**	**$≥7,435**	**≥10.0 %**
Tier 1 capital (to risk-weighted assets)	**16,214**	**21.81**	**≥2,974**	**≥4.0**	**≥4,461**	**≥ 6.0**
Tier 1 capital (leveraged - to adjusted total assets)	**16,214**	**9.89**	**≥6,555**	**≥4.0**	**≥8,193**	**≥ 5.0**
Tangible capital (to adjusted total assets)	**16,214**	**9.89**	**≥2,458**	**≥1.5**	**N/A**	**N/A**
December 31, 2006:						
Total risk-based capital (to risk-weighted assets)	$13,837	19.40 %	$≥5,708	≥8.0 %	$≥7,134	≥10.0 %
Tier 1 capital (to risk-weighted assets)	13,515	18.94	≥2,854	≥4.0	≥4,280	≥ 6.0
Tier 1 capital (leveraged - to adjusted total assets)	13,515	8.88	≥6,086	≥4.0	≥7,607	≥ 5.0
Tangible capital (to adjusted total assets)	13,515	8.88	≥2,282	≥1.5	N/A	N/A

The following table presents a reconciliation of the Bank's equity as determined using accounting principles generally accepted in the United States of America ("GAAP") and its regulatory capital amounts as of December 31, 2007 and 2006.

Note 11 - Regulatory Matters (Continued)

	2007	2006
	(In Thousands)	
Bank GAAP equity	$16,332	$13,870
Net unrealized gains on securities available for sale, net of income taxes	(118)	(355)
Tangible capital, core capital and Tier 1 risk-based capital	16,214	13,515
Allowance for loan losses	319	322
Total risk-based capital	$16,533	$13,837

At December 31, 2007 the Company's consolidated equity totaled $20,149,000 compared to the Bank's equity capital of $16,332,000. See Note 13 for details concerning the Company's consolidated equity.

Note 12 - Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the defined fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, Due from Banks, and Interest-Bearing Demand Deposits

The carrying amounts of these assets approximate their fair values.

Investment Securities

Fair values for investment securities are based primarily on quoted market prices.

Investment in FHLB Stock

The carrying value of FHLB stock approximates its fair value based on the redemption provisions of the FHLB.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis,

Note 12 - Fair Value of Financial Instruments (Continued)

based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits

The fair values disclosed for demand deposits (e.g., NOW accounts, non-interest checking, regular savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings

The fair values of long-term borrowings are estimated using discounted cash flow analyses, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of short-term borrowings approximate their fair value.

Off-Balance Sheet Instruments

The fair values for off-balance sheet financial instruments are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

Note 12 - Fair Value of Financial Instruments (Continued)

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and due from banks	$ 1,159	$ 1,159	$ 1,718	$ 1,718
Interest bearing demand deposits	8,285	8,285	980	980
Securities available for sale	244	244	604	604
Securities held to maturity	28,550	28,597	24,191	23,873
FHLB stock	1,405	1,405	1,490	1,490
Loans, net	124,326	122,781	121,137	119,795
Accrued interest receivable	872	872	873	873
Financial liabilities:				
Deposits	119,158	119,664	108,580	108,555
Short-term borrowings	-	-	4,200	4,200
Long-term borrowings	25,581	25,210	23,824	25,043
Accrued interest payable	96	96	84	84
Off-balance sheet instruments:				
Commitments to extend credit	-	-	-	-

Note 13 - FSB Community Bankshares, Inc. (Parent Company Only) Financial Information

Balance Sheets

	December 31 2007	December 31 2006
	(In Thousands)	
Assets		
Cash and cash equivalents	$ 96	$ 10
Securities held to maturity	3,050	-
Investment in banking subsidiary	16,332	13,860
ESOP Loan receivable	653	-
Accrued interest receivable	18	-
Total Assets	$20,149	$13,870
Stockholders' equity	$20,149	$13,870

Statements of Income

	Year Ended December 31 2007	Year Ended December 31 2006
	(In Thousands)	
Interest Income	$ 87	$ -
Equity in undistributed earnings (loss) of banking subsidiary	(368)	233
Net Income (loss)	$ (281)	$ 233

Note 13 - FSB Community Bankshares, Inc. (Parent Company Only) Financial Information (Continued)

Statements of Cash Flows

	Year Ended December 31	
	2007	2006
	(In Thousands)	
Cash flows from operating activities		
Net income (loss)	$ (281)	$ 233
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Equity in undistributed (earnings) loss of banking subsidiary	368	(233)
Increase in accrued interest receivable	(18)	-
Net cash used in operating activities	69	-
Cash flows from investing activities		
Purchases of securities held to maturity	(3,050)	-
Payments received on ESOP loan	47	-
Net cash used in investing activities	(3,003)	-
Cash flows from financing activities		
Net proceeds from common stock offering	7,462	-
Cash provided to ESOP for purchase of shares	(700)	-
Capital contributed to banking subsidiary	(3,742)	-
Net cash provided by financing activities	3,020	-
Net increase in cash and cash equivalents	86	-
Cash and cash equivalents - beginning	10	10
Cash and cash equivalents - ending	$ 96	$ 10

Market for Common Stock

FSB Community Bankshares, Inc.'s common stock is quoted on the OTC Bulletin Board under the trading symbol "FSBC."

The following table sets forth the high and low trading prices for shares of our common stock for the periods indicated. Since the consummation of our initial stock offering on August 10, 2007 we have not paid any cash dividends to our shareholders. As of December 31, 2007, there were 1,785,000 shares of our common stock issued and outstanding, of which 946,050 shares, or 53.0%, were held by FSB Community Bankshares, MHC, our mutual holding company. On such date our shares were held by approximately 193 holders of record.

Year Ended December 31, 2007	High	Low
Fourth quarter	$ 11.25	$ 8.20
Third quarter[1]	11.25	8.75

(1) Information is from August 10, 2007, the date of the consummation of our initial public offering through September 30, 2007.

STOCKHOLDER INFORMATION

ANNUAL MEETING	TRANSFER AGENT
The Annual Meeting of Stockholders will be held at 2:00 p.m. New York time on May 21, 2008 at the Perinton Community Center located at 1350 Turk Hill Road, Fairport, New York 14450.	Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 525-7686. This is the number to call if you require a change of address, records or information about lost address, records or information about lost certificates.
STOCK LISTING	ANNUAL REPORT ON FORM 10-KSB
The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "FSBC."	A copy of the Company's Form 10-KSB for the year ended December 31, 2007, will be furnished without charge to stockholders as of the record date, upon written request to the Secretary, FSB Community Bankshares, Inc. 45 South Main Street, Fairport, New York 14450.
SPECIAL COUNSEL	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 400 Washington, D.C. 20015	Beard Miller Company 115 Solar Street, Suite 100 Syracuse, New York 13204

FSB
ommunity Banksha
45 South Main St
Fairport, NY 14450